Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement on Form S-4/A of HRG Group of our report dated November 16, 2017, except for the effects of changes in discontinued operations, as discussed in Notes 1, 3, 13, and 14, and subsequent events, as discussed in Note 23, as to which the date is March 30, 2018, with respect to the consolidated statements of financial position of Spectrum Brands Holdings, Inc. and subsidiaries as of September 30, 2017 and 2016, and the related consolidated statements of income, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended September 30, 2017, and of our report dated November 16, 2017 with respect to management’s assessment of the effectiveness of internal control over financial reporting as of September 30, 2017 and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated November 16, 2017, on the effectiveness of internal control over financial reporting as of September 30, 2017, contains an explanatory paragraph that states Spectrum Brands Holdings, Inc. and subsidiaries acquired PetMatrix LLC as well as assets consisting of the GloFish operations (GloFish) during 2017 and management excluded from its assessment of the effectiveness of Spectrum Brands Holdings, Inc.’s internal control over financials reporting as of September 30, 2017, the internal control over financial reporting for both PetMatrix LLC and GloFish associated with combined total assets of $309.3 million and combined total net sales of $28.1 million included in the consolidated financial statements of Spectrum Brands Holdings, Inc. and subsidiaries as of and for the year ended September 30, 2017. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of PetMatrix LLC and GloFish.

/s/ KPMG LLP

Milwaukee, Wisconsin

May 18, 2018